UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 001-38206

TDH HOLDINGS, INC.

(Translation of registrant’s name into English)

c/o Qingdao Tiandihui Foodstuffs Co. Ltd.,

2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province

People’s Republic of China

Tel: +86-532-8615-7918

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by TDH Holdings, Inc. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Index to Unaudited Condensed Consolidated Interim Financial Statements

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$499,276	$5,114,175
Restricted cash	871,119	1,390,403
Short-term investments	8,227,559	-
Accounts receivable, net	54,085	21,657
Advances to suppliers	82,902	39,806
Inventories, net	234,172	473,216
Prepayments and other current assets	206,001	153,633
Total current assets	10,175,114	7,192,890
NON-CURRENT ASSETS:
Property, plant and equipment, net	6,251,640	6,562,669
Land use rights, net	945,637	973,224
Long-term investments	71,757	71,757
Operating lease right-of-use assets - related parties	265,118	286,670
Total non-current assets	7,534,152	7,894,320
Total assets	$17,709,266	$15,087,210

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$3,051,935	$3,436,939
Accounts payable - related parties	115,178	116,834
Notes payable	-	908,008
Advances from customers	146,100	116,155
Bank overdrafts	78,320	78,320
Short term loans	8,511,776	7,624,061
Short term loans - related parties	931,935	892,510
Taxes payable	56,989	57,521
Due to related parties	38,834	39,387
Operating lease liabilities - related parties, current	157,581	137,347
Other current liabilities	4,523,101	1,054,818
Total current liabilities	17,611,749	14,461,900
NON-CURRENT LIABILITIES:
Deferred tax liabilities	1,021	1,036
Operating lease liabilities - related party, non-current	268,765	286,875
Total liabilities	17,881,535	14,749,811

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock ($0.001 par value; 200,000,000 shares authorized; 45,849,995 shares issued and outstanding at June 30, 2020 and December 31, 2019)	45,850	45,850
Additional paid-in capital	21,963,678	21,963,678
Statutory reserves	160,014	160,014
Accumulated deficit	(22,578,659)	(21,974,651)
Accumulated other comprehensive income	236,856	142,516
Total TDH Holdings, Inc. stockholders’ equity (deficit)	(172,261)	337,407
Noncontrolling interest	(8)	(8)
Total stockholders’ equity (deficit)	(172,269)	337,399
Total liabilities and stockholders’ equity (deficit)	$17,709,266	$15,087,210

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	For The Six Months Ended June 30, 2020	For The Six Months Ended June 30, 2019

Net revenues	$282,532	$7,758,756
Net revenues - related parties	-	282,510
Total revenues	282,532	8,041,266
Cost of revenues	353,135	7,074,142
Cost of revenues - related parties	-	276,540
Total cost of revenues	353,135	7,350,682
Gross profit (loss)	(70,603)	690,584
Operating expenses:
Selling expense	63,577	658,494
General and administrative expense	835,177	1,263,312
Research and development expense	-	9,981
Total operating expenses	898,754	1,931,787
Loss from operations	(969,357)	(1,241,203)
Interest expense	(569,831)	(507,355)
Government subsidies	-	121,906
Other income	62,547	10,034
Investment income	879,520	-
Other expenses	(6,744)	(53,129)
Loss from equity method investment	-	(583)
Total other income (expenses)	365,492	(429,127)
Loss before income tax expense	(603,865)	(1,670,330)
Income tax expense	143	-
Net loss	(604,008)	(1,670,330)
Less: Net loss attributable to noncontrolling interest	-	-
Net loss attributable to TDH Holdings, Inc.	$(604,008)	$(1,670,330)

Comprehensive loss
Net loss	$(604,008)	$(1,670,330)
Other comprehensive income (loss)
Foreign currency translation adjustment	94,340	(134,060)
Total comprehensive loss	(509,668)	(1,804,390)
Less: Comprehensive income attributable to noncontrolling interest	-	5
Comprehensive loss attributable to TDH Holdings, Inc.	$(509,668)	$(1,804,395)

Loss per common share attributable to TDH Holdings, Inc.
Basic	$(0.01)	$(0.14)
Diluted	$(0.01)	$(0.14)
Weighted average common shares outstanding
Basic	45,849,995	12,174,121
Diluted	45,849,995	12,174,121

TDH HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For The Six Months Ended	For The Six Months Ended
	June 30, 2020	June 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(604,008)	$(1,670,330)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	183,812	258,896
Fair value change of short-term investments	(879,520)	-
Loss from equity method investment	-	583
Deferred income taxes	-	576
Loss on disposal of property, plant and equipment	-	32,969
Non-cash lease expense	17,577	37,903
Changes in operating assets and liabilities:
Accounts receivable, net	(32,902)	(673,817)
Accounts receivable - related parties, net	-	112,465
Inventories, net	233,518	42,696
Operating lease liability	8,179	-
Due to related parties	-	10,282
Advances to suppliers	(43,882)	(237,027)
Prepayments and other current assets	(54,763)	285,609
Accounts payable	(280,293)	(2,569,050)
Accounts payable - related parties	-	(6,827)
Interest payable	518,559	96,855
Notes payable	-	(1,095,977)
Taxes payable	143	5,584
Advances from customers	31,752	535,476
Advances from customers - related party	-	150,832
Other current liabilities	90,675	(34,104)

NET CASH USED IN OPERATING ACTIVITIES	$(811,153)	$(4,716,406)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments	(4,500,000)	-
Proceeds from sales of short-term investments	26,826	-
Payments to acquire property, plant and equipment	(9,244)	(28,751)
Proceeds from disposal of property, plant and equipment	-	1,327
Loans to related parties	-	(7,370)
Repayment from related parties	-	1,282

NET CASH USED IN INVESTING ACTIVITIES	$(4,482,418)	$(33,512)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common shares	-	1,000,000
Proceeds from short term loans	104,798	1,046,275
Repayments of short term loans	(4,149)	(1,350,304)
Proceeds from short term loans - related parties	49,350	4,791,403
Repayments of short term loans - related parties	-	(190,070)

NET CASH PROVIDED BY FINANCING ACTIVITIES	$149,999	$5,297,304

Effects on changes in foreign exchange rate	9,389	(98,364)
Net change in cash, cash equivalents, and restricted cash	(5,134,183)	449,022
Cash, cash equivalents, and restricted cash - beginning of the period	6,504,578	2,700,505
Cash, cash equivalents, and restricted cash - end of the period	$1,370,395	$3,149,527

Supplemental cash flow information
Interest paid	$37,640	$419,809
Income taxes paid	$-	$-

Non-cash Investing and Financing Activities
Accrued interest added to short term loans - related parties	$-	$126,697
Operating expenses paid by related parties	$-	$5,990
Liabilities assumed in connection with purchase of property, plant and equipment	$7,023	$87,421
Receivables from related parties settled with payables to related parties	$-	$26,976
Liabilities settled with sale of property, plant and equipment	$65,422	$-
Notes payable reclassified to short term loans	$899,693	$-
Liabilities assumed in connection with purchase of short-term investments	$347,107	$-

Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$499,276	$1,957,952
Restricted cash	$871,119	$1,191,575
Total cash, cash equivalents, and restricted cash	$1,370,395	$3,149,527

First Half 2020 Financial Results

Revenues

Historically, the Company generated its revenues from product sales, mainly including sales for pet chews, dried pet snacks and wet canned pet foods in overseas markets, domestic markets and through its e-commerce platform. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, and applicable local government levies. For the first half of 2020, total revenues decreased by $7.76 million, or 96.5%, to $0.28 million from $8.04 million as compared with the same period of the prior year. The decrease in total revenues was mainly due to reduced sales orders when we temporarily closed our facilities in response to the outbreak and spread of the COVID-19 pandemic, as discussed in details below:

Beginning in late 2019, there were reports of the COVID-19 (coronavirus) outbreak originating in China, prompting government-imposed quarantines, cessation of certain travel and business closures. On March 11, 2020, the World Health Organization categorized it as a pandemic. To contain the spread of the COVID-19, the government took stringent measures, including restricting access to provinces and cities, reducing gathering events, and postponing non-essential business activities. Following this outbreak and other operational difficulties, the Company temporarily shut down its main office and its remaining production facilities until May 2020. Following the temporary cessation of its production capabilities and the negative impact of the COVID-19 pandemic, the Company continued to incur significant delays, reductions in revenue. In addition, due to the COVID-19 outbreak, some of our customers or suppliers experience financial distress, delay or default on their payments, reduce the scale of their business, or suffer disruptions in their business due to the outbreak. Any increased difficulty in collecting accounts receivable, delayed raw materials supply, bankruptcy of small and medium businesses, or early termination of agreements due to deterioration in economic conditions could negatively impact our results of operations. We resumed our work under the guidance and support of the government in May 2020.

	For the Six Months Ended June 30,
	2020		2019		Y/Y Change
	Revenues ($’000)	% of Total	Revenues ($’000)	% of Total	Amount ($’000)%
Overseas	$61	21.60%	$6,278	78.10%	$(6,217)	-99%
Domestic	222	78.40%	1,644	20.40%	(1,423)	-86.60%
E-commerce	-	-%	153	1.90%	(153)	-100%
less: sales tax and additional surcharge	-	-%	(34)	-0.40%	34	100%
Total	$283	100.00%	$8,041	100.00%	$(7,759)	-96.50%

Overseas sales decreased by $6.22 million, or 99%, to $0.06 million for the first half of 2020 from $6.28 million for the same period of the prior year. Domestic sales decreased by $1.42 million, or 86.6%, to $0.22 million for the first half of 2020 from $1.64 million for the same period of the prior year. Sales from the e-commerce channel decreased by $0.15 million, or 100%, to $0 million for the first half of 2020 from $0.15 million for the same period of the prior year.

Cost of revenues

Cost of revenues consists primarily of raw materials, labor and factory overhead expenses necessary to manufacture finished goods. Cost of revenues decreased by $7 million, or 95.2%, to $0.35 million for the first half of 2020 from $7.35 million for the same period of the prior year. The decrease in cost of revenues was in line with the decrease in revenue. However, even when we temporarily closed our facilities until May 2020, we still carried certain fixed overhead costs, which led to higher than our total revenue cost of revenues. Cost of revenues was 125.0% for the first half of 2020, compared to 91.4% for the same period of the prior year.

Gross profit (loss) and gross profit (loss) margin

Gross loss was $0.07 million for the first half of 2020, compared to gross profit of $0.69 million for the same period of the prior year. Gross loss margin was negative 25% for the first half of 2020, compared to gross profit margin of 8.6% for the same period of the prior year. The decrease of gross margin is mainly due to the substantial decrease of production orders and the increase of fixed cost allocation thereafter.

Operating expense

Operating expense consists of selling expense, general and administrative expense and research and development expense.

Selling expense decreased by $0.6 million, or 90.4%, to $0.06 million for the first half of 2020 from $0.66 million for the same period of the prior year. The decrease in selling expense was mainly due to decrease in revenue. Accordingly, distribution costs, sales promotion and marketing campaign related costs, and sales commissions decreased in the first half of 2020 as compared to the same period of last year.

General and administrative expense decreased by $0.43 million, or 33.9%, to $0.84 million for the first half of 2020 from $1.26 million for the same period of the prior year. The decrease in general and administrative expense was mainly attributable to the decrease in payroll expense due to the reduction of administrative employees and cost control strategy during COVID-19 pandemic.

As a result, total operating expenses decreased by $1.03 million, or 53.5%, to $0.90 million for the first half of 2020 from $1.93 million for the same period of the prior year.

Operating loss

Loss from operations was $0.97 million for the first half of 2020, compared to $1.24 million for the same period of the prior year. The decrease in loss from operations was the combined result of declined business scale during COVID-19 and decrease in operating expenses.

Investment income

Affected by COVID-19, the Company was unable to operate normally. In order to improve capital utilization, the Company invested idle funds in the stock markets. During the first half of 2020, the investments generated a total of $0.88 million net returns.

Net loss and loss per share

Net loss was $0.60 million, or loss per share of $0.01, for the first half of 2020, compared to net loss of $1.67 million, or loss per share of $0.14, for the same period of the prior year.

Financial Conditions

As of June 30, 2020, the Company had cash, cash equivalents and restricted cash of $1.37 million, compared to $6.50 million at December 31, 2019. Accounts receivable and inventories were $0.05 million and $0.23 million, respectively, as of June 30, 2020, compared to $0.02 million and $0.47 million, respectively, at the end of 2019. Total working capital deficit was $7.44 million as of June 30, 2020, compared to $7.27 million at the end of 2019.

Net cash used in operating activities was $0.81 million for the first half of 2020, compared to $4.72 million for the same period of the prior year. Net cash used in investing activities was $4.48 million for the first half of 2020, compared to $0.03 million for the same period of the prior year. Net cash provided by financing activities was $0.15 million for the first half of 2020, compared to $5.30 million for the same period of the prior year.

Going Concern

Impact of COVID-19 Pandemic on the Company’s operations

In light of the current circumstances and available information, we estimate that for the year of 2020, our revenues could be significant lower as compared to the same period of last year. At the same time, our employee salaries and benefits have decreased due to company restructuring started November 2019. We expect that our net loss could be lower as compared to the same period of last year. Our assets primarily include cash, restricted cash, short-term investments, accounts receivable, inventory, prepaid expense and other current assets, property, plant and equipment, intangible assets and operating lease right-pf-use assets. Although we resumed our business activities since May 2020, the extent of the impact of COVID-19 on the Company’s results of operations and financial condition for the remaining months in our fiscal year 2020 will depend on future developments, including the duration and spread of the outbreak and the impact on the Company’s overseas customers and COVID-19 control in all the countries including China, which are still uncertain and cannot be reasonably estimated at this point of time. The Company’s revenues remain negligible following the gradual resumption of its operations in May 2020. Moreover, the Company expects that the impact of the COVID-19 outbreak on the domestic and global economic environment will have a material adverse effect on the demand for its products and its ability to generate revenue going forward. Any and all of the foregoing could have a material adverse impact on its business, operating results and financial condition. Due to the effects of the outbreak of COVID-19 discussed above, to the extent we experience a further adverse operating environment or incur unanticipated capital expenditure requirements, or if we decide to accelerate our growth, then additional financing may be required. Such financing may include the use of additional debt or the sale of additional equity securities. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Exhibits

Exhibit No.	Description
99.1	Press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 25, 2020

TDH Holdings, Inc.

	By:	/s/ Dandan Liu
	Name:	Dandan Liu
	Title:	Chief Executive Officer